Exhibit 99.1

ObsEva Announces IND Approval for Yuyuan Bioscience’s Phase 1 Clinical Trial of Nolasiban in China

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

GENEVA, Switzerland – October 13, 2022 – ObsEva SA (NASDAQ: OBSV; SIX: OBSN), a biopharmaceutical company developing novel therapies for women’s health, today announced that Yuyuan Bioscience’s (Yuyuan) IND application for a Phase 1 clinical trial of nolasiban has been approved by the Center for Drug Evaluation at the Chinese National Medical Products Administration. Nolasiban is a novel, oral oxytocin receptor antagonist being developed to improve clinical pregnancy and live birth rates in women undergoing in vitro fertilization. Yuyuan plans to initiate a single-center, randomized, double-blind, placebo-controlled Phase 1 clinical trial in China to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamic characteristics of nolasiban in healthy adult female subjects in China.

“We are pleased to see Yuyuan’s progress with nolasiban in the Peoples Republic of China, as improving the birth rates of women undergoing IVF treatment is an incredibly important personal issue for millions of couples around the world affected by infertility,” said Brian O’Callaghan, CEO of ObsEva. “The Phase 1 clinical trial planned by Yuyuan, including testing varying dose levels and duration of dosing, will provide critical observations that will inform nolasiban’s future development in the United States and abroad.”

ObsEva has sublicensed the exclusive rights to develop and commercialize nolasiban in the Peoples Republic of China to Yuyuan. Under the sublicense agreement with Yuyuan, ObsEva is entitled to receive aggregate milestone payments of up to $17 million upon the achievement of specified development, regulatory, and first sales milestones, and aggregate milestone payments of up to $115 million upon the achievement of additional, tiered sales milestones. In addition, Yuyuan has agreed to pay tiered royalties on net sales at percentages ranging from high-single digit to low-second digits, subject to specified reductions, until the later of the expiration of the last valid claim covering the product in China and ten years from the first commercial sale of the product in China.

About ObsEva

ObsEva is a biopharmaceutical company developing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a clinical pipeline with development programs focused on new therapies for the treatment of preterm labor and improving clinical pregnancy and live birth rates in women undergoing in vitro fertilization. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “ongoing”, “objective”, “plan”, “potential”, “predict”, “should”, “will”, “would”, or the negative of these and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include statements regarding expectations for the clinical development of ObsEva’s product candidates, including nolasiban, the timing of enrollment in and data from clinical trials and the results of interactions with regulatory authorities, and potential future milestone and/or royalty payments to ObsEva. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties in the outcome and potential impact of the Company’s application for a court-sanctioned moratorium, including with respect to ObsEva’s agreements with third parties and outstanding debt obligations, in ObsEva’s ability to successfully restructure its operations, including potential impacts of the Company’s reduction-in-force, and refocus the Company’s development and commercialization strategy, in ObsEva’s ability to regain compliance with the continued listing rules of Nasdaq and the potential for Nasdaq to use its discretionary authority to delist the Company’s common shares in connection with the court-sanctioned moratorium, in the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, related interactions with regulators, ObsEva’s reliance on third parties over which it may not always have full control, and the capabilities of such third parties, the impact of the ongoing novel coronavirus outbreak and other geopolitical events, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with Securities and Exchange Commission (SEC) on March 10, 2022, in the Report on Form 6-K filed with the SEC on August 17, 2022 and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and, except as required by law, ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Administrative Contact

Shauna Dillon

shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Will Brown

will.brown@obseva.com

+1 (334) 313-2319